

December 15, 2010

Mr. Zhoufeng Shen
Chief Executive Officer
Teen Education Group, Inc.
NO. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

> **Re:** **Teen Education Group, Inc.**
> **Form 8-K**
> **Filed November 12, 2010**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-53169**

Dear Mr. Shen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K

General

1. Please amend the Form 8-K to account for Hongkong Charter International Group, Limited's financials for the quarter ended September 30, 2010.

Business Overview, page 3

2. We note your statement on page 4 that you are "one of the largest distributors of automotive replacement parts and accessories in the PRC" and statements to similar effect on pages 19 and 25. Please revise each statement to indicate the measure by which you determined that you are one of the largest distributors, be it based on revenues, market share, parts shipped or some other standard.

Intellectual Property, page 13

3. Please revise to indicate that YBM Group China Co., Ltd. is an affiliated company and briefly explain your relationship. Within this discussion note that YBM is one of your major suppliers, that you are substantially indebted to YBM and that your CEO and Chairman are both shareholders of YBM. In addition, please include as an exhibit your Vomart trademark permit.

Government Regulations, page 14

4. We note your list of the PRC laws and regulations that are relevant to your business. To the extent that you expect these laws and regulations to materially influence your business, please briefly describe how the law or regulation applies to you and the expected impact.

Risk Factors, page 15

Risks Relating To Our Business, page 15

Our Sales And Results Of Operations Could Decline Due To Macro-Economic And Other Factors Outside Of Our Control, Such As Changes In Consumer Confidence And Declines In Employment Levels, page 15

5. Please explain how the risks builders face are applicable to you. If appropriate, please revise to make this link clear.

Risks Relating To The People's Republic Of China, page 20

6. Please account for any tax risks you face due to PRC enterprise income tax laws. For example, discuss whether you should be considered a resident enterprise for income tax purposes and the consequences of that designation.

<u>Due To Various Restrictions under PRC Laws On The Distribution Of Dividends By Our
PRC Operating Companies, We May Not Be Able To Pay Dividends To Our Stockholders,
page 22</u>

7. We note that under PRC law Vomart is required to set aside a portion of its
   accumulated profits each year to finance reserve funds. In your response, please tell
   us whether the allocations Vomart has made to date comply with applicable PRC
   laws and regulations.

<u>Risks Related To Our Securities, page 23</u>

<u>We May Be Subject To The Penny Stock Rules Which Will Make Our Securities More
Difficult To Sell, page 24</u>

8. Please remove the words "in the future" from the first sentence of this risk factor. We
   note your acknowledgement on page 34 that you will likely be subject to the penny
   stock rules for the foreseeable future.

<u>Management's Discussion And Analysis Of Financial Condition And Results Of Operations,
page 25</u>

<u>Results of Operations for the Years Ended June 30, 2010 and 2009, page 25</u>

<u>Revenues, page 26</u>

9. We note that most of your sales growth was due to the expansion of stores. Please
   expand the discussion to include a comparison of year to year operations for stores
   open more than one year, if the changes in revenues for these stores are significant.

10. Revise to explain what constitutes maintenance service. If you offer services in
    addition to your sale of automotive parts, please revise your Description of Business
    section to describe those services.

<u>Cost of sales and gross profit, page 26</u>

11. We note that gross profit increases as stores mature over the first several years.
    Please expand the discussion to include a comparison between the profitability of new
    stores and mature stores or tell us why such a comparison is not significant to your
    operations.

<u>Liquidity and Capital Resources, page 26</u>

12. We note that your business plan calls for rapid expansion. Please supplement your
    disclosure with a discussion of your anticipated capital needs in both the short and

long term. Please note that we consider long-term to be the period in excess of one year. Among other considerations, your discussion should touch upon the costs associated with (i) opening new stores and distribution centers, (ii) hiring additional personnel, (iii) acquiring additional equipment and (iv) the marketing programs disclosed on page 12. Please quantify and indicate the timing of these expected costs to the extent practicable.

13. Please revise to more fully describe your sources of liquidity. For example, you should disclose and discuss the material terms of the loans described under Note 7 to exhibit 99.1. In addition you should describe the loans payable to each of Yi Ben Ma Group, Anming Yu and Zhoufeng Shen, including the amount on these loans outstanding.

14. With respect to both long-term and short-term liquidity, discuss your ability to meet your obligations as they come due. To the extent that a deficiency exists, provide management's plan to raise needed funds.

Financing, page 27

15. Please describe your intentions to develop new stores in greater detail, such as the approximate initial investment required for each store and the approximate number of new stores planned in the next year.

Critical Accounting Policies, page 27

16. Refer to your accounting policy for Value added tax on page 29. Please expand the disclosure to clarify that for financial statement purposes you accrue for value added tax based on amount of goods sold during the period less the VAT paid on purchases made.

Management, page 30

17. In your response, please indicate whether Mr. Wilson's resignation from your board of directors has become effective.

Involvement in Certain Legal Proceedings, page 31

18. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Code of Ethics, page 31

19. Tell us how your are complying with the requirements of Item 406(c) of Regulation S-K pertaining to the availability of your code of ethics.

Vomart Executive Compensation Summary, page 32

20. Please briefly explain the nature of Mr. Shen's $9,050 salary payments in each of 2009 and 2010. We note that Mr. Shen's biographical information on page 38 indicates that he has served as Chief Executive Officer of Vomart only since October of 2010. If Mr. Shen worked for Vomart in additional capacities prior to his term as Chief Executive Officer, please disclose under his biographical information.

Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters, page 33

Post-Share Exchange, page 33

21. We note your statements that you issued 2,250,000 shares of your common stock to the Hongkong Limited Shareholders and that those shares represent 90% of your issued and outstanding common stock. We further note your statement on page 37 that the former sole shareholder of Hongkong Limited, presumably Mr. Hu, beneficially owns 52% of your stock. In light of the aforementioned disclosure, please explain why Mr. Hu does not own 90% of your issued and outstanding common stock. In addition, please explain why Delight Pride Limited directly owns the 1,300,000 shares disclosed on page 33 as beneficially owned by Mr. Hu.

Certain Relationships and Related Transactions, page 35

22. On page 38 you state that there are no related party transactions reportable under 404(a) of Regulation S-K. However, we note the related party transactions reported under Note 9 to Exhibit 99.1. Please revise to account for all appropriate related party transactions. See Item 404(a) of Regulation S-K. Please also revise your statement on page 38 to reconcile with those related party transactions disclosed.

Indemnification Of Officers And Directors, page 36

23. Please remove your statement to the effect that Section 102(b)(7) of the DGCL is incorporated by reference.

(b) Appointment of Directors and Officers, page 38

24. Please expand your biographical information for Mr. Hu to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. See Item 401(e) of Regulation S-K.

25. Please revise Mr. Shen's biographical information to account for his business experience over the past 5 years. You provide no information for the period from October 2007 to October 2010. See Item 401(e)(1) of Regulation S-K.

(d) Exhibits, page 39

26. We note that you incorporate your Certificate of Incorporation and By Laws by reference to a Form S-1 filed on October 28, 2008. Our review indicates that no such filing was made. Please revise.

27. Please file a complete, executed version of the share exchange agreement as an exhibit to the Form 8-K. To the extent you intend to omit certain schedules in reliance on Item 601(b)(2) of Regulation S-K, please include a list of schedules and an agreement to furnish copies to the Commission upon request as required by that Item.

28. To the extent that the loans discussed under Notes 7 and 9 to Exhibit 99.1 are evidenced in writing please include these agreements as exhibits.

Exhibit 99.1 – Hongkong Charter International Group Limited Financial Statements

29. We note in your risk factor disclosure on pages 21 and 22 that your wholly-owned subsidiary, Vomart, is subject to restrictions on dividends and currency conversion. Please provide parent-only financial statements as a supplement to the consolidated financial statements pursuant to ASC 810-10-45-11 and Rule 5-04 of Regulation S-X.

30. Also, please expand the footnote disclosure for your consolidated financial statements to include the amount of Vomart's net assets that may not be transferred to the parent in the form of loans, dividends, etc. without a third party's consent, or tell us how you determined that such disclosure is not required pursuant to Rule 4-08(e)(3) of Regulation S-X.

31. Refer to your risk factor regarding your lack of history of compliance with United States securities laws and accounting rules on page 19. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

32. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    - What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    - What relevant education and ongoing training he or she has relating to U.S. GAAP;
    - The nature of his or her contractual or other relationship to you;
    - Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    - About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

33. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    - The name and address of the accounting firm or organization;
    - The qualifications of their employees who perform the services for your company;
    - How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    - How many hours they spent last year performing these services for you; and
    - The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

34. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or

evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

35. We note on page 25 of your Form 10-K that you do not have audit committee and that the full board of directors will undertake tasks normally associated with an audit committee. Please describe the extent of the Board of Director's knowledge of U.S.GAAP and internal control over financial reporting.

Exhibit 99.2 - Pro Forma Financial Information

36. Please expand the first paragraph of Note 2 – Summary of Significant Accounting Policies to state that the pro forma consolidated balance sheet has been presented as if the share exchange had occurred as of the balance sheet date, June 30, 2010.

37. Please revise the pro forma balance sheet to reflect the $350,000 cash payment to Mr. Wilson on a pro forma basis as of the balance sheet date or tell us why you believe such an adjustment is not appropriate.

Form 10-K for the year ended December 31, 2009

Financial statements

38. Refer to the Report of Independent Registered Public Accounting Firm on page 12. We note that the report only refers to the year ended December 31, 2008 and the period April 16, 2007 (inception) to December 31, 2008. Please amend the Form 10-K to provide and audit report which covers the balance sheet as of December 31, 2009, the statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2009 and the period April 16, 2007 (inception) to December 31, 2009.

Item 9A (T), page 23

39. Please revise to disclose that your disclosure controls and procedures were also ineffective due to the omission of the audit report for fiscal 2009, since such omission rendered the company not timely or current in its Exchange Act Reporting.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3838 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director